Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED

JUNE 30, 2017

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	30.06.2017 (Unaudited)	31.03.2017 (Audited) (Note 6)	30.06.2016 (Unaudited) (Note 4)		31.03.2017 (Audited)
1	Revenue

	a) Revenue from Operations	9,378	11,621	8,617		38,540

	b) Other Income	568	7,900	432		9,705

	Total Income	9,946	19,521	9,049		48,245

2	Expenses

	a) Cost of materials consumed	4,911	5,627	4,141		18,788

	b) Purchases of stock-in-trade	128	240	170		580

	c) Changes in inventories of finished goods and work-in-progress	(307)	122	(216)		(417)

	d) Employee benefits expense	194	174	230		784

	e) Depreciation, depletion and amortisation expense	706	693	785		2,986

	f) Power and fuel charges	1,256	1,416	1,022		4,582

	g) Excise duty on sales	450	519	472		1,877

	h) Share of expenses in producing oil and gas blocks	230	244	265		1,000

	i) Other expenses	1,229	1,329	1,133		4,695

	j) Finance costs	1,103	1,020	870		3,896

	Total expenses	9,900	11,384	8,872		38,771

3	Profit before exceptional items and tax	46	8,137	177		9,474

4	Exceptional (gain)/loss (Refer note 5)	—	(3,521)	1,255		(1,324)

5	Profit/(loss) before tax	46	11,658	(1,078)		10,798
6	Tax Expense
	Net Current tax expense	—	1	—		2

	Net Deferred tax expense/(benefit)	12	(43)	(46)		(273)
	Net tax expense/(benefit)	12	(42)	(46)		(271)

7	Net profit/(loss) for the period/year (a)	34	11,700	(1,032)		11,069

8	Net profit for the period/year before exceptional items	34	8,266	223		9,832

9	Other Comprehensive Income

(i)	(a) Items that will not be reclassified to profit or loss	8	21	3		28

	(b) Tax (benefit)/expense on items that will not be reclassified to profit or loss	(1)	(2)	1		(1)

(ii)	(a) Items that will be reclassified to profit or loss	(44)	(252)	85		(81)

	(b) Tax (benefit)/expense on items that will be reclassified to profit or loss	(11)	10	13		32

	Total Other Comprehensive Income (b)	(24)	(239)	74		(84)

10	Total Comprehensive Income for the quarter/ year (a+b)	10	11,461	(958)		10,985

11	Paid-up equity share capital (face value of ₹ 1 each)	372	297	297		297

12	Reserves excluding revaluation reserve as per balance sheet					79,396

13	Earnings/(Loss) per share after exceptional items (₹) *(not annualised)

	-Basic & Diluted	0.04 *	31.29 *	(2.96	) *	29.04

14	Earnings/(Loss) per share before exceptional items (₹) *(not annualised)

	-Basic & Diluted	0.04 *	22.05 *	0.42	*	25.72

				(₹ in Crore)

		Quarter ended			Year ended
S. No	Segment Information	30.06.2017 (Unaudited)	31.03.2017 (Audited) (Note 6)	30.06.2016 (Unaudited) (Note 4)	31.03.2017 (Audited)
1	Segment Revenue
a)	Copper	4,440	5,766	4,291	19,011
b)	Iron Ore	719	1,301	1,011	4,290
c)	Aluminium	2,853	3,115	2,080	9,898
d)	Power	135	233	204	802
e)	Oil & Gas	1,201	1,130	1,002	4,357

	Total	9,348	11,545	8,588	38,358
Less:	Inter Segment Revenue	2	4	5	13

	Sales/Income from Operations	9,346	11,541	8,583	38,345

Add:	Other Operating Revenue	32	80	34	195

	Revenue from operations	9,378	11,621	8,617	38,540

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	178	400	427	1,527
b)	Iron Ore	(1)	293	311	1,108
c)	Aluminium	106	400	(1)	757
d)	Power	(3)	12	18	50
e)	Oil & Gas	380	237	(34)	454

	Total	660	1,342	721	3,896

Less:	Finance costs	1,103	1,020	870	3,896
Add:	Other unallocable income net off expenses	489	7,815	326	9,474

	Profit before tax and exceptional items	46	8,137	177	9,474

Less:	Exceptional (gain)/loss	—	(3,521)	1,255	(1,324)

	Profit/(loss) before tax	46	11,658	(1,078)	10,798

3	Segment Assets
a)	Copper	8,999	7,830	7,302	7,830
b)	Iron Ore	3,474	3,283	3,179	3,283
c)	Aluminium	41,930	41,710	40,741	41,710
d)	Power	3,006	3,230	2,936	3,230
e)	Oil & Gas	10,035	10,052	13,514	10,052
f)	Unallocated	81,712	100,079	116,839	100,079

	Total	149,156	166,184	184,511	166,184

4	Segment Liabilities
a)	Copper	11,561	10,863	11,647	10,863
b)	Iron Ore	1,504	1,446	959	1,446
c)	Aluminium	9,197	9,367	6,965	9,367
d)	Power	208	177	278	177
e)	Oil & Gas	3,189	3,233	4,244	3,233
f)	Unallocated	43,716	61,330	82,129	61,330

	Total	69,375	86,416	106,222	86,416

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (e) Oil & Gas which consists of exploration, development and production of oil and gas . The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter ended June 30, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on July 25, 2017. The statutory auditors have carried out limited review of the same.

2	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense for the quarter ended June 30, 2017 is lower by ₹ 77 Crore and profit after tax is higher by ₹ 55 Crore.

3	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling shareholders of erstwhile Cairn India Limited during the current quarter. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

4

The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter ended June 30, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Further, during the quarter ended March 31, 2017, the Company received all substantive approvals, necessary for effecting the merger of erstwhile Cairn India Limited with Vedanta Limited. In accordance with Ind AS 103 “Business Combinations”, the financial results for all periods on or after April 1, 2015 were restated.

Accordingly, financial results for the quarter ended June 30, 2016 have been restated to give effect of the above and has resulted in a net increase in loss before tax by ₹ 958 Crore as against the previously reported amounts.

5	Exceptional items comprises of the following:

				(₹ in Crore)

	Quarter ended			Year ended
Particulars	30.06.2017 (Unaudited)	31.03.2017 (Audited)	30.06.2016 (Unaudited)	31.03.2017 (Audited)
Impairment charge/(reversal) on
- Property, plant and equipment and exploration assets		(51)		(51)
- Investments in subsidiaries		(313)		(313)
Net (gain)/expense on recognition or settlement of obligations undertaken pursuant to the merger referred to in note 4 above	—	(3,157)	1,255	(960)
Net exceptional (gain)/loss	—	(3,521)	1,255	(1,324)
Deferred tax /(benefit) on above		87		87

Total	—	(3,434)	1,255	(1,237)

6	The figures for the quarter ended March 31, 2017 are the balancing figures between audited figures for the full financial year ended March 31, 2017 and unaudited figures for the nine months ended December 31, 2016.

By Order of the Board

Place : Mumbai	Thomas Albanese
Dated : July 25, 2017	Chief Executive Officer & Whole Time Director

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED

JUNE 30, 2017

(₹ in Crore except as stated)

		Quarter ended					Year ended
S. No.	Particulars	30.06.2017 (Unaudited)		31.03.2017 (Audited) (Note 5)	30.06.2016 (Unaudited) (Note 4)		31.03.2017 (Audited)
1	Revenue

a)	Revenue from operations	19,342		23,691	15,310		76,171

b)	Other income	1,055		921	1,271		4,581

	Total Income	20,397		24,612	16,581		80,752

2	Expenses

a)	Cost of materials consumed	6,385		6,550	4,968		22,460

b)	Purchases of Stock-in-Trade	68		101	429		649

c)	Changes in inventories of finished goods and work-in-progress	(319)		127	(491)		(1,229)

d)	Power & fuel charges	2,501		2,985	2,207		10,233

e)	Employee benefits expense	581		591	579		2,339

f)	Excise Duty on sales	1,057		1,180	872		3,946

g)	Finance costs	1,592		1,503	1,393		5,855

h)	Depreciation, depletion and amortization expense	1,386		1,604	1,550		6,292

i)	Other expenses	4,195		4,807	3,304		16,441

3	Total expenses	17,446		19,448	14,811		66,986

4	Profit before exceptional items and tax	2,951		5,164	1,770		13,766

5	Exceptional Items	—		114	—		114

6	Profit/(loss) before tax	2,951		5,050	1,770		13,652

7	Tax expense/(benefit):
a)	Net Current tax expense	571		760	318		2,302
b)	Distribution tax on dividend from subsidiaries (note 2)	—		154	9		196
c)	Net Deferred tax (benefit)/expense	110		(90)	85		(165)

	Net Tax expense/(benefit):	681		824	412		2,333

8	Profit after tax for the quarter/year before share in profit/(loss) of jointly controlled entities and associates and Non-controlling interests	2,270		4,226	1,358		11,319

9	Add: Share in (loss)/profit of jointly controlled entities and associates	(0)		(1)	0		(3)

10	Profit for the period/year after Share in Profit/(loss) of jointly controlled entities and associates (a)	2,270		4,225	1,358		11,316

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	5		33	(6)		22
	(b) Tax expense/(benefit) on items that will not be reclassified to profit or loss	(1)		(3)	0		(3)
ii.	(a) Items that will be reclassified to profit or loss	68		(847)	120		(286)
	(b) Tax expense/(benefit) on items that will be reclassified to profit or loss	(9)		(41)	38		4

	Total Other Comprehensive Income (b)	83		(770)	76		(265)

12	Total Comprehensive Income for the period/year (a+b)	2,353		3,455	1,434		11,051

13	Profit attributable to:
a)	Owners of Vedanta Limited	1,525		2,647	754		6,958
b)	Non-controlling interests	745		1,578	604		4,358

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	53		(152)	(164)		(18)
b)	Non-controlling interests	30		(618)	240		(247)

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	1,578		2,495	590		6,940
b)	Non-controlling interests	775		960	844		4,111

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	1,525		2,816	754		7,127

17	Paid-up equity share capital (Face value of ₹ 1 each)	372		297	297		297

18	Reserves excluding Revaluation Reserves as per balance sheet						60,128

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	4.37	*	8.94 *	2.54	*	23.47

	-Diluted	4.36	*	8.92 *	2.54	*	23.46

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	4.37	*	9.51 *	2.54	*	24.04

	-Diluted	4.36	*	9.49 *	2.54	*	24.03

(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2017 (Unaudited)	31.03.2017 (Audited) (Note 5)	30.06.2016 (Unaudited) (Note 4)	31.03.2017 (Audited)
1	Segment Revenue
a)	Oil & Gas	2,275	2,131	1,885	8,204
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,478	6,108	2,354	16,577
	(ii) Silver - India	436	564	361	1,888

	Total	4,914	6,672	2,715	18,465
c)	Zinc - International	801	504	455	2,230
d)	Iron Ore	719	1,301	1,011	4,291
e)	Copper	5,322	6,803	4,932	22,129
f)	Aluminium	4,550	4,652	3,038	14,835
g)	Power	733	1,509	1,183	5,608
h)	Others	23	16	34	98

	Total	19,337	23,588	15,253	75,860

Less:	Inter Segment Revenue	77	37	16	193

	Sales/income from operations	19,260	23,551	15,237	75,667

	Other operating income (Excluding export incentives)	82	140	73	504

	Revenue from operations	19,342	23,691	15,310	76,171

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	870	515	(1)	1,137
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,815	2,945	582	7,070
	(ii) Silver - India	341	445	285	1,486

	Total	2,156	3,390	867	8,556
c)	Zinc - International	282	92	208	742
d)	Iron Ore	(12)	339	319	1,140
e)	Copper	160	377	385	1,479
f)	Aluminium	199	676	(11)	1,135
g)	Power	(34)	320	246	1,113
h)	Others	(7)	(8)	1	(19)

	Total	3,614	5,701	2,014	15,283

Less:	Finance costs	1,592	1,503	1,393	5,855
Add:	Other unallocable income net off expenses	929	966	1,149	4,338

	Profit before tax and exceptional items	2,951	5,164	1,770	13,766

Less:	Exceptional items	—	114	—	114

	Profit before tax	2,951	5,050	1,770	13,652

(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2017 (Unaudited)	31.03.2017 (Audited) (Note 5)	30.06.2016 (Unaudited) (Note 4)	31.03.2017 (Audited)
3	Segment assets
a)	Oil & Gas	16,820	16,914	22,318	16,914
b)	Zinc, Lead and Silver - India	17,246	16,482	15,434	16,482
c)	Zinc - International	3,945	3,588	3,190	3,588
d)	Iron Ore	5,684	5,514	5,673	5,514
e)	Copper	9,642	8,317	7,992	8,317
f)	Aluminium	54,126	53,513	52,650	53,513
g)	Power	19,205	19,596	18,662	19,596
h)	Others	601	595	619	595
i)	Unallocated	59,600	74,511	62,468	74,511

	Total	186,869	199,030	189,006	199,030

4	Segment liabilities
a)	Oil & Gas	4,614	4,709	6,986	4,709
b)	Zinc, Lead and Silver - India	4,165	4,753	3,436	4,753
c)	Zinc - International	811	1,127	796	1,127
d)	Iron Ore	1,654	1,547	1,069	1,547
e)	Copper	11,951	11,158	11,849	11,158
f)	Aluminium	13,588	13,280	10,535	13,280
g)	Power	1,893	1,881	1,892	1,881
h)	Others	70	63	56	63
i)	Unallocated	71,338	86,084	70,365	86,084

	Total	110,084	124,602	106,984	124,602

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities and associates for the quarter ended June 30, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on July 25, 2017. The statutory auditors have carried out limited review of the same.

2	In view of clarification issued by Ind AS Transition Facilitation Group, the Company has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the hitherto followed policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same. Accordingly, the above results reflect a lower tax charge of ₹ 47 Crore, ₹ 1,237 Crore and ₹ 1,445 Crore for the quarter ended June 30, 2016; the quarter ended March 31, 2017 and for the year ended March 31, 2017 respectively as compared to the previously reported amounts.

3	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense for the quarter ended June 30, 2017 is lower by ₹ 212 Crore and profit after tax is higher by ₹ 135 Crore.

4	The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter ended June 30, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Accordingly, the financial results for the quarter ended June 30, 2016 have been restated to give effect of the same and has resulted in a net increase of profit before tax of ₹ 122 Crore as against the previously reported amounts.

5	The figures for the quarter ended March 31, 2017 are the balancing figures between audited figures for the full financial year ended March 31, 2017 and unaudited figures for the nine months ended December 31, 2016.

6	In July 2017, the Appellate Tribunal for Electricity dismissed the appeal(s) filed by one of the Company’s subsidiaries, Talwandi Sabo Power Limited (TSPL), engaged in power generation. The matters under disputes effect the computation of tariff being charged by TSPL to its customer. TSPL has decided to appeal the said order(s) before the Honorable Supreme Court to seek relief. The outstanding trade receivables on account of the said disputes as at June 30, 2017 were Rs 790 crore (including Rs. 749 crore as at March 31, 2017). The Group, based on its assessment of the grounds of appeal, supported by external legal opinions, is of the view that there is a high probability of success in the said matters and has thus continued to treat these balances as recoverable.

By Order of the Board

Place : Mumbai	Thomas Albanese
Dated : July 25, 2017	Chief Executive Officer & Whole Time Director